VIA EDGAR CORRESPONDENCE

December 28, 2009

Mr. Christian Sandoe

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds, Inc. (“Registrant”)

File Nos. 033-10451, 811-04920

Dear Mr. Sandoe:

This letter responds to comments given by the Commission by telephone on December 23, 2009 regarding the Preliminary Proxy Statement (the “Proxy Statement”) filed on Schedule 14A by the Registrant on December 14, 2009.

1. Comment: Item 22(a)(iii) of Schedule 14A states that unless the proxy statement is accompanied by a copy of the Fund’s most recent annual report, state prominently in the proxy statement that the Fund will furnish, without charge, a copy of the annual report…. Please revise page 2 of the Proxy Statement to make the disclosure regarding the annual report more prominent as required by the Item.

Response: The Proxy Statement will be revised so that the disclosure is bold and all capitals.

THE MOST RECENT ANNUAL REPORT OF THE COMPANY, INCLUDING FINANCIAL STATEMENTS, FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2009 HAS BEEN MAILED PREVIOUSLY TO SHAREHOLDERS. IF YOU WOULD LIKE TO RECEIVE ADDITIONAL COPIES OF THIS SHAREHOLDER REPORT FREE OF CHARGE, OR COPIES OF ANY SUBSEQUENT SHAREHOLDER REPORT, PLEASE CONTACT THE COMPANY BY WRITING TO THE ADDRESS SET FORTH ON THE FIRST PAGE OF THIS PROXY STATEMENT OR BY CALLING 800.551.1700 OR WRITING TO WASATCH FUNDS AT P.O. BOX 2172, MILWAUKEE, WISCONSIN 53201-2172. REQUESTED SHAREHOLDER REPORTS WILL BE SENT BY FIRST CLASS MAIL WITHIN THREE BUSINESS DAYS OF THE RECEIPT OF THE REQUEST.

2. Comment: In the nominees table in the section “Information about the Nominees” in the Proxy Statement, please revise the column “Principal Occupation(s) During Past Five Years” for Mr. Swinyard to state his occupation since 2007 and for Mr. Croft to disclose further information about his consultant job.

Response: The nominee information for Messrs. Swinyard and Croft in the principal occupation(s) will be revised the disclosure as follows:

Mr. Swinyard

Retired. Professor of Business Management and Holder of the Fred G. Meyer Chair of Marketing (Emeritus), Brigham Young University from 1978 to 2007.

Mr. Croft

Consultant to the mortgage industry on issues of mortgage quality, identification of mortgage fraud, strategic planning and client development since 2004 and Founder & Executive Director, Mortgage Asset Research Institute from 1990 to 2004.

3. Comment: For Proposal 2, Proposal 3 and Proposal 4, please address the applicability of Section 15(f) of the Investment Company Act of 1940, as amended (the “1940 Act”). Section 15(f) of the 1940 Act provides that an investment adviser, or a corporate trustee performing the functions of an investment adviser, of a registered investment company or an affiliated person of such investment adviser or corporate trustee may receive any amount or benefit in connection with a sale of securities of, or a sale of any other interest in, such investment adviser or corporate trustee which results in an assignment of an investment advisory contract with such company or the change in control of or identity of such corporate trustee, if—(a) for a period of three years after the time of such action, at least 75 per centum of the members of the board of directors of such registered company or such corporate trustee (or successor thereto, by reorganization or otherwise) are not (i) interested persons of the investment adviser of such company or such corporate trustee, or (ii) interested persons of the predecessor investment adviser or such corporate trustee; and (b) there is not imposed an unfair burden on such company as a result of such transaction or any express or implied terms, conditions, or understandings applicable thereto.

Response: Wasatch Advisors, Inc. (the “Advisor”) is a wholly-owned subsidiary of WA Holdings, Inc. (“Wasatch”). Wasatch is 100% owned by the employees of the Advisor. Wasatch has agreed to buy back Mr. Samuel Stewart’s ownership interest in Wasatch effective December 31, 2009, with payments to extend over the next four years (the “Transaction”). As Mr. Stewart owns over 25% of Wasatch, the Transaction may result in a change of control and therefore an assignment of the advisory contracts. Section 15(f) provides a non-exclusive safe harbor for investment advisors that have received a benefit in connection with the sale of an interest in such adviser which results in an assignment of the advisory contract. In this case, however, the Transaction involves a purchase by Wasatch of its securities and therefore the Section does not appear applicable to the present Transaction. Accordingly, the Advisor does not intend to rely on this safe harbor.

4. Comment: For Proposal 2, Proposal 3 and Proposal 4, please confirm that the Registrant has met the requirements of Rule 15a-4(b)(2) of the 1940 Act with respect to the interim advisory agreements and interim sub-advisory agreements.

Response: The Registrant confirms that it has complied with the requirements of Rule 15a-4(b)(2) of the 1940 Act with respect to the interim advisory agreements and interim sub-advisory agreements.

5. Comment: In the section entitled “Retention of Sub-Advisors” under Proposal 2 of the Proxy Statement, the third sentence states: “As with the Prior Advisory Agreements, any retention of a sub-advisor shall be subject to approval by the Board of Directors and to the extent required by law, the shareholders of such Funds.” The Registrant does not have a manager-of-managers exemptive application so a new sub-advisor would have to be approved by shareholders. Please revise the disclosure to clarify that the retention of a sub-advisor must be approved by shareholders.

Response: The Registrant will revise the disclosure so it reads as follows: “As with the Prior Advisory Agreements, any retention of a sub-advisor shall be subject to approval by the Board of Directors and by the shareholders.”

6. Comment: In the section “Board Considerations” of the Proxy Statement, please provide further details with respect to the factors the Board of Directors considered in approving the New Advisory Agreement and the New Sub-Advisory Agreements.

Response: The Registrant will replace the current section entitled “Board Considerations” with the following section:

“BOARD CONSIDERATIONS”

At a meeting held on November 19, 2009, the Board of Directors of the Company, including the Independent Directors, unanimously approved the New Advisory Agreement between the Company and the Advisor on behalf of each Fund; the New HIMCO Sub-Advisory Agreement between the Advisor and HIMCO on behalf of the U.S. Treasury Fund; and the New 1st Source Sub-Advisory Agreement between the Advisor and 1st Source on behalf of the Income Fund. As noted above, HIMCO and 1st Source are each a “Sub-Advisor” and the New HIMCO Sub-Advisory Agreement and New 1st Source Sub-Advisory Agreement are each a “New Sub-Advisory Agreement” and collectively, the “New Sub-Advisory Agreements.”

Prior to the meeting, the Independent Directors had been advised that the Wasatch intended to acquire Mr. Samuel Stewart’s shares in Wasatch, the parent company of the Advisor (i.e., the Transaction). Mr. Stewart currently owns over 25% of the outstanding voting securities of Wasatch and therefore is presumably a controlling person of Wasatch. Currently, the Advisor provides the Funds (other than the 1st Source Funds) with investment advisory services under the Initial Prior Advisory Agreement and provides the 1st Source Funds with investment advisory services under the 1st Source Prior Sub-Advisory Agreement (each a Prior Advisory Agreement and collectively, the Prior Advisory Agreements (as defined above)). In addition, HIMCO provides sub-advisory services to the U.S. Treasury Fund pursuant to the Prior HIMCO Sub-Advisory Agreement. Similarly, 1st Source provides sub-advisory services to the Income Fund pursuant to the Prior 1st Source Sub-Advisory Agreement. The Prior HIMCO Sub-Advisory Agreement and Prior 1st Source Sub-Advisory Agreement are each a “Prior Sub-Advisory Agreement” and collectively, the “Prior Sub-Advisory Agreements”.

Each of the foregoing advisory and sub-advisory agreements, as required by Section 15 of the 1940 Act, provides for its automatic termination in the event of its assignment (as defined in the 1940 Act). A change in control of the Advisor is deemed to be an assignment. The consummation of the Transaction may result in a change of control of the Advisor and, therefore, cause the automatic termination of each of the foregoing agreements. Accordingly, in anticipation of the Transaction, the Board considered whether it was in the best interests of each Fund and its shareholders to approve the New Advisory Agreement between the Advisor and the Company on behalf of the Funds; whether it was in the best interests of the U.S. Treasury Fund and its shareholders to approve the New Sub-Advisory Agreement between HIMCO and the Advisor on behalf of the U.S. Treasury Fund and whether it was in the best interests of the Income Fund and its shareholders to approve the New 1st Source Sub-Advisory Agreement between 1st Source and the Advisor on behalf of the Income Fund to take effect immediately after shareholder approval of the New Advisory Agreement and New Sub-Advisory Agreements. The Board, including the Independent Directors, approved the New Advisory Agreement and New Sub-Advisory Agreements and recommended their approval by shareholders. The 1940 Act also requires that the New Advisory Agreement and New Sub-Advisory Agreements be approved by the respective Fund’s shareholders in order to become effective. To assure the continuity of investment advisory services to the Funds after the closing of the Transaction and before shareholder approval of the New Advisory Agreement and New Sub-Advisory Agreements, the Board approved Interim Advisory Agreements between the Advisor and Company on behalf of the respective Funds, the Interim HIMCO Sub-Advisory Agreement between the Advisor and HIMCO on behalf of the U.S. Treasury Fund and the Interim 1st Source Sub-Advisory Agreement between the Advisor and 1st Source on behalf of the Income Fund to take effect upon the closing of the Transaction. See below for the Board’s consideration of the new interim agreements.

The Board of Directors considered the New Advisory Agreement and New Sub-Advisory Agreements at their meetings held on November 11, 2009 and November 19, 2009 (collectively, the “Board Meetings”). In preparation for their role in the evaluation of the New Advisory Agreement and New Sub-Advisory Agreements, the Independent Directors also met in Executive Sessions on November 2, 2009, November 10, 2009, November 11, 2009 and November 19, 2009. At these Board Meetings and Executive Sessions, they were joined by independent legal counsel. In advance of these Board Meetings, the Board and independent legal counsel received materials and other information which outlined, among other things:

•	the terms and conditions of the New Advisory Agreement and New Sub-Advisory Agreements, including the nature, extent and quality of services provided by the Advisor and each Sub-Advisor;

•	the organization and business operations of the Advisor and Sub-Advisors, including the experience of persons who have managed and who will manage the respective Fund;

•	the profitability of the Advisor from serving as adviser to the respective Fund (plus profitability analysis for advisers to unaffiliated investment companies);

•

the management fees of the Advisor, including comparisons of such fees with the management fees of comparable, unaffiliated funds prepared by an independent third party and the Advisor’s fees for other clients;

•	the sub-advisory fees of each Sub-Advisor with respect to the U.S. Treasury Fund and Income Fund (including the respective Sub-Advisor’s fee schedule for other clients);

•	the expenses of each Fund, including comparisons with the expense ratios of comparable, unaffiliated funds compiled by an independent third party; and

•	the respective Fund’s past performance plus such Fund’s performance compared to funds of similar investment objectives compiled by independent third parties and with recognized benchmarks.

In connection with their review of the New Advisory Agreement and New Sub-Advisory Agreements, the Independent Board Members, through their independent legal counsel, also requested in writing and received information regarding the proposed Transaction and its impact on the provision of services by the Advisor. The materials described, among other things:

•	the structure of the Transaction;

•	the strategic plan for the Advisor following the Transaction, including succession plans for personnel;

•	the governance structure for the Advisor following the Transaction;

•

any anticipated changes in the operations of the Funds following the Transaction, including discussing the day-to-day management, infrastructure and advisory or other applicable services provided to the Funds; and

•

any changes to senior management or key personnel who work on Fund related matters (including portfolio management and investment oversight); the continuing role of Mr. Stewart with the Advisor following the Transaction; and any retention or incentive arrangements for such persons.

The Independent Directors also received from independent counsel a legal memorandum outlining, among other things, the duties of the Independent Directors under the 1940 Act, as well as the general principles of relevant state law in reviewing and approving advisory contracts, including with respect to a change of control; the requirements of the 1940 Act in such matters; an adviser’s fiduciary duty with respect to advisory agreements and compensation; the standards used by courts in determining whether investment company boards of directors have fulfilled their duties and factors to be considered by the Board in voting on advisory agreements.

During the Executive Sessions noted above, the Independent Directors had several meetings and deliberations with and without Advisor personnel present, and with the advice of legal counsel, regarding the proposed Transaction and the terms of the New Advisory Agreement and New Sub-Advisory Agreements. During the Meetings and Executive Sessions, the Independent Directors considered, among other things, the terms of the proposed Transaction; the impact of the purchase of the shares of Wasatch from Mr. Stewart and other personnel on the Advisor’s cash flow; the impact, if any, of the Transaction on the services provided to the Funds; the compensation arrangements of Advisor personnel (including the distribution of equity ownership in Wasatch among various employees in conjunction with the Transaction); the general plans and intentions with respect to the Advisor (including with respect to management, employees, future growth prospects and succession planning); the costs associated with obtaining the necessary shareholder approvals; the services provided by the Advisor, including its research capabilities; Fund performance; the Advisor’s fees and profitability; economies of scale and breakpoints; the approach of closing Funds to investors; the expense limitation agreements; and soft dollars. The Independent Directors, in consultation with independent counsel, also reviewed the factors set out in judicial decisions and SEC directives relating to the renewal of advisory contracts. The information provided for the Board Meetings supplements the information the Board receives throughout the year regarding a Fund’s performance, expense ratios, portfolio composition, trade execution and sales activity. In this regard, the Independent Directors have considered and recognized the challenging market conditions that have existed during recent times and have therefore considered the Funds’ performance in light of these market conditions.

As outlined in more detail below, the Independent Directors considered all factors they believed relevant with respect to the Funds, including the following: (a) the nature, extent and quality of the services to be provided by the Advisor and Sub-Advisor; (b) the investment performance of the respective Fund (as described in further detail in Section (B) below); (c) the profits to be realized by the Advisor from the relationship with the Fund; (d) the extent to which economies of scale would be realized as a Fund grows; and (e) whether fee levels reflect these economies of scale for the benefit of Fund investors. The Independent Directors also considered such factors in light of the pending Transaction and its impact, if any.

A. Nature, Extent and Quality of Services

In evaluating the nature, extent and quality of the Advisor’s and Sub-Advisor’s services, the Independent Directors reviewed information concerning the types of services (advisory and non-advisory or administrative services) that the Advisor and Sub-Advisor provide to the respective Fund; the performance record of the applicable Fund; and information describing the Advisor’s and Sub-Advisor’s organization and business, including the impact of the Transaction on the Advisor and its ability to perform its services following the Transaction. In connection with their service as Independent Directors of the Company, the Independent Directors also periodically have met with the Advisor’s and Sub-Advisor’s personnel and have evaluated their professional experience, qualifications and credentials as well as their investment approach and research process. Given the Independent Directors’ experience with the Funds, Advisor and Sub-Advisor, the Independent Directors were familiar with and have a good understanding of the organization, operations, investment philosophy and personnel of the Advisor and Sub-Advisor.

In connection with their review of the advisory services being provided, the Independent Directors considered the investment philosophy and investment mandates of each Fund and whether the Advisor and Sub-Advisor (as applicable) have performed consistently with such philosophy and mandates. While the Directors believe that the Advisor and Sub-Advisor have consistently applied their traditional investment philosophy and processes in managing the applicable Funds, the Directors also recognized the Advisor’s continual review of its research process in order to keep refining and improving its investment process, particularly in light of recent market conditions. The Independent Directors further recognized that the Advisor’s investment process and philosophy were not expected to change following the Transaction.

The Independent Directors also considered the expected impacted, if any, of the Transaction on the operations, organization and personnel of the Advisor. In this regard, the Independent Directors recognized the continuing role of Mr. Stewart with the Advisor who has contractually agreed to remain with the Advisor for at least three additional years. The Independent Directors also considered the recent changes in the capacities of certain Advisor personnel, including a new chief executive officer. The Independent Directors noted that the Transaction was not expected to modify the advisory services provided to the Funds. In this regard, the advisory services to be provided under the New Advisory Agreement are the same as provided by the Advisor under its Prior Advisory Agreement. The portfolio manager(s) of the respective Funds were expected to be the same following the Transaction. The Independent Directors recognized that the Transaction was, in part, the result of the Advisor’s succession planning providing other Advisor personnel with an equity ownership interest in the Advisor. Accordingly, in its review of the succession planning of the Advisor, the Independent Directors considered the compensation arrangements of the Advisor’s personnel (including the new distribution of equity shares in Wasatch), to evaluate the Advisor’s ability to attract and retain key employees (including portfolio managers), preserve stability over the long term and reward performance without providing an incentive for taking undue risks.

In addition to the foregoing, in light of the regulatory emphasis on compliance, in reviewing the services that have been provided to a Fund, the Independent Directors also considered the Advisor’s and Sub-Advisor’s compliance and regulatory history.

In their review of services, the Independent Directors also evaluated the quality of administrative or non-advisory services provided. The terms of the New Advisory Agreement provide that the Advisor shall administer the Company’s affairs to the extent requested by and subject to the supervision of the Board for the period and terms of the contract. In this regard, the Advisor provides business, administrative, compliance, marketing and other services required to operate the Funds, such as assistance with preparation and filing of regulatory and tax reports, preparation and distribution of prospectuses and shareholder reports, provision of information to Fund directors, analysis to ensure compliance with federal and state laws and regulations, valuation of portfolio securities, and oversight of the performance of the Funds’ service providers (e.g., administrator, fund accountant, transfer agent and custodian). The Advisor also pays for office space and facilities for each Fund. In reviewing the services provided, the Independent Directors noted that the Transaction was not expected to adversely affect the nature, quality or extent of these services provided by the Advisor.

With respect to the Sub-Advisors, it was noted that the Sub-Advisory Agreements are essentially agreements for portfolio management services only and the Sub-Advisors were not expected to supply other significant administrative services. In addition, the Transaction was not expected to modify the allocation of services between the Advisor and Sub-Advisors nor the services provided by the respective Sub-Advisor.

Based on their review, the Independent Directors found that, overall, the nature, extent and quality of services provided under the New Advisory Agreement and the New Sub-Advisory Agreements were satisfactory on behalf of each applicable Fund.

B. The Investment Performance of the Funds

In evaluating each Fund’s performance, the Directors reviewed both short-term and long-term performance of each Fund relative to its peer group and relevant benchmarks. More specifically, the Independent Directors reviewed, among other things, materials reflecting the respective Fund’s historic performance for the quarter, one-, three-, five-, and ten-year periods ending September 30, 2009 (as applicable and the average annual return since inception for Funds with a shorter duration) compared to its respective benchmarks and unaffiliated funds in its investment category. Additionally, the Independent Directors reviewed a report prepared by an unaffiliated third party comparing the respective Fund’s total return for the one-, two-, three-, four-, five-, and ten-year periods ending September 30, 2009 (as applicable) compared to the performance of unaffiliated funds with similar investment objectives or classifications (a “Peer Group”) and a benchmark (the “Benchmark”) for the prescribed periods. In addition, the Independent Directors received reports prepared by a second unaffiliated party, which generally included an analyst report on the respective Fund for the following Funds: Core Growth, Heritage Growth, Income Equity, International Growth, Micro Cap, Micro Cap Value, Small Cap Growth, Small Cap Value, and Ultra Growth. This information supplemented the performance information provided to the Board at each of its quarterly meetings as well as at other meetings or executive sessions during the year. Further, the Independent Directors also recognized the limitations on some of the usefulness of the performance comparison information as the closest Peer Group for a Fund may not adequately reflect the Wasatch Fund’s investment strategies and may be invested in sectors or industries in which the respective Fund has limited or no exposure. The Independent Directors further considered the performance of the Funds in the context of the volatile market conditions during recent times. As noted above, the Independent Directors also considered that the portfolio management personnel responsible for the management of the Funds’ portfolios were expected to continue to manage the portfolios following the completion of the Transaction. Based on their review and factoring in the severity of market turmoil in recent periods, the Independent Board Members determined that each Fund’s investment performance over time had been satisfactory. In reaching this assessment, the Independent Directors considered that the Emerging Market Small Cap Fund, Global Opportunities Fund and Heritage Value Fund are each relatively new funds with available performance history of two years or less. Although short performance periods limit the ability to assess performance, such Funds outperformed their Benchmarks for the one-, two-year or since inception periods (as available). Similarly, the Micro Cap Value and Small Cap Growth Funds outperformed their Benchmarks during their performance history. With the exception of the four- and five-year periods for the Heritage Growth Fund and the two-year period for the International Opportunities Fund, such Funds outperformed their Benchmarks. The 1st Source Funds are new to the Wasatch family and with the exception of the one-year period ending September 30, 2009 for the Income Fund, such Funds outperformed their Benchmarks. Although the Ultra Growth and Core Growth Funds outperformed their Benchmarks over the ten-year period, the Independent Directors have recognized that these Funds had underperformed their Benchmarks during more recent periods. However, these Funds have now outperformed their Benchmarks for the one-year period ended September 30, 2009. Similarly, the International Growth Fund had been underperforming its Benchmark but outperformed it in the one-year ended September 30, 2009. Although the Micro Cap Fund outperformed its Benchmark over the ten-year period, the Fund has underperformed its Benchmark in more recent periods. In addition, the Strategic Income and Global Science & Technology Funds have underperformed their Benchmarks. However, during this period, the Board has met with management to review the performance of the Funds, including the foregoing Funds, the factors affecting performance, the investment process and philosophy, and investment strategies. As noted above, the Independent Directors recognized that the Advisor consistently reviews its investment process to refine and improve its process, including focusing more on larger positions and enhancing its shared research and collaborative culture among its more experienced investment personnel, and were satisfied with the initiatives taken.

C. Fees, Expenses and Profitability

1. Fees and Expenses

The Independent Directors considered the fees of the Advisor and Sub-Advisors. In their evaluation of fees and expenses, the Independent Directors reviewed the Advisor’s management fees and expense ratios for each Fund in absolute terms as well as with comparisons of fees and expenses of funds with similar objectives. In this regard, the Independent Directors reviewed and considered, among other things, comparisons of the respective Fund’s actual management fees, total expenses (including and excluding 12b-1/non-12b-1 service fees), and non-management expenses (such as transfer agency, custodian, administrative and accounting fees) with those of unaffiliated funds in its Peer Group compiled by an independent third party. In this regard, the Independent Directors noted that the following Funds had advisory fees and/or total expense ratios below or near the median for its respective Peer Group (the Heritage Growth, Heritage Value, Small Cap Growth (an advisory fee above the median but actual total expenses were the same as or slightly above the median), the Strategic Income Fund and the Long/Short Fund (an advisory fee above the median but total expense ratio below or the same as the median). The remaining Funds have advisory and total expenses that were higher than the median of their Peer Group. In reviewing these fees, the Independent Directors considered that the following Funds also have generally good performance (the 1st Source Funds, U.S. Treasury Fund, Micro Cap Value Fund, International Opportunities Fund, Global Opportunities Fund and Emerging Market Small Cap Fund) or generally good long-term ten-year performance (the Core Growth, Micro Cap, Small Cap Value and Ultra Growth Funds). In addition, the Independent Directors recognized that the advisory fees and expense caps of the International Opportunities Fund, Micro Cap Fund, and Micro Cap Value Fund were reduced last year. With respect to Global Opportunities, the Independent Directors recognized the considerable experience of the portfolio manager.

In reviewing fees, the Independent Directors also considered the expense limitation agreement provided by the Advisor for the applicable Funds and the amounts the Advisor has reimbursed to the Funds for the last three fiscal years (if any) which effectively reduces the amount of advisory fees paid to the Advisor. As a result of the market declines in 2008 and 2009, the Independent Directors recognized that the Advisor has been reimbursing various Funds for expenses pursuant to its expense limitation agreement. In this regard, the Advisor reimbursed certain expenses for the following Funds: Emerging Markets Small Cap, Global Opportunities, Global Science & Technology, Heritage Growth, Heritage Value, International Opportunities, Micro Cap Value, Strategic Income, Ultra Growth, U.S. Treasury Fund, and the Income Equity Fund.

The Independent Directors noted that the fees under the New Advisory Agreement and New Sub-Advisory Agreements were the same as the corresponding Prior Advisory Agreement and Prior Sub-Advisory Agreement, except for the sub-advisory fee of the Income Fund. With respect to the Income Fund, the Independent Directors noted that while the advisory fee remained the same under the New Advisory Agreement, the sub-advisory fee under the New Sub-Advisory Agreement was reduced, as described below. Accordingly, because the Advisor pays 1st Source the sub-advisory fee, the Advisor would retain a greater portion of the overall management fee of the Income Fund.

In addition to reviewing fees and expenses in absolute terms and in comparisons to peers, the Independent Directors recognized the Advisor’s research intensive investment approach and the related costs, including, in particular, the Advisor’s significant investment in its research personnel as well as its global research process to cover an international landscape (such as for Funds including the Emerging Markets Small Cap, Global Opportunities, Global Science & Technology, International Growth, and International Opportunities). The Independent Directors also noted the Advisor’s continued investment philosophy to close a Fund to new and/or existing investors when necessary to preserve the integrity of a Fund’s investment strategy, particularly for Funds that primarily invest in smaller companies. Although all the Funds are currently open to investors, the Funds that have been closed to investors in the past include: Core Growth, Global Science & Technology, International Growth, International Opportunities, Micro Cap, Micro Cap Value, Small Cap Growth, Small Cap Value and the Ultra Growth Funds. The

Independent Directors recognized that this practice may result in the Advisor foregoing additional fees on a larger asset base and exposing the Advisor to reduced revenues from asset outflows. The Independent Directors seek to encourage the Advisor’s practice of closing Funds when necessary or appropriate to maintain or enhance performance. Given the foregoing factors, the Independent Directors determined that the current advisory fee levels were acceptable.

2. Fees Charged to Other Advisor and Sub-Advisor Clients

In reviewing fees, the Independent Directors also compared the advisory fees to the fees the Advisor assesses other types of clients, including institutional and high net worth separate accounts and a private investment company. Currently, the Advisor manages separate account client assets in styles similar to those used for certain Funds, including Core Growth, Emerging Markets Small Cap, Heritage Growth, International Growth, Micro Cap, Small Cap Growth, Small Cap Value, Ultra Growth and Income Equity Funds. With respect to separate accounts, the fees for these accounts are generally lower than the comparable Fund (except the fees are the same in the case of the Heritage Growth Fund). The Independent Directors considered the differences in the product types, including the services provided. In this regard, the Independent Directors have noted that the range of services provided to a Fund in managing and operating a registered investment company is more extensive than those provided to a separately managed account. The Advisor provides services to each Fund that extends beyond the portfolio management services provided to its separate account clients. As described in more detail above, these services include business, administrative, compliance, marketing and other services required to operate a Fund. Further, the Independent Directors recognized that each Fund operates in a highly regulated industry requiring extensive compliance. Such responsibilities generally are not required to the same extent for separate accounts. Accordingly, the Independent Directors determined that the nature and number of services provided to operate a Fund merit higher fees than those of separate accounts. Similarly, with respect to the private investment company, such company is not subject to the extensive regulatory scheme required of operating registered investment companies such as the Funds, and therefore the services required differ. In addition, the Independent Directors noted the advisory fee arrangement of the private investment company with the Advisor provides for a performance fee and therefore its fee structure differs significantly from that of the Funds.

In considering the fees of the Sub-Advisors for the Income Fund and U.S. Treasury Fund, the Independent Directors also considered the pricing schedule the respective Sub-Advisor charges for similar investment management services for other clients. In this regard, the sub-advisory fee for the U.S. Treasury Fund was at the lower end of the Sub-Advisor’s fee schedule. Similarly, the sub-advisory fee for the Income Fund was at the low end of fees 1st Source assesses for institutional accounts. In addition, as noted above, the Independent Directors recognized that although the overall advisory fee paid by the Income Fund remained the same, the sub-advisory fee to 1st Source was proposed to be reduced from 0.52% of average daily net assets to 0.28% of average daily net assets. Accordingly, the Advisor would retain a greater portion of the advisory fee paid by the Income Fund. The Independent Directors also noted that the sub-advisory fees were established through arm’s length negotiations between the Advisor and the Sub-Advisors which are unaffiliated with the Advisor.

3. Profitability of Advisor

The Independent Directors reviewed pro forma profitability information for the Advisor derived from its relationship with each Fund for the fiscal year ending September 30, 2009. In reviewing profitability, the Independent Directors reviewed the methodology utilized to allocate revenue and expenses of the Advisor among the Funds. In considering profitability, the Independent Directors recognized the inherent limitations in determining profitability which may be affected by many factors, including the allocation of expenses across multiple investment products served by the Advisor. The allocation of research and personnel expenses is also particularly difficult given the Advisor’s shared research culture. In addition, the Independent Directors noted that it is difficult to predict with any degree of certainty the impact of the

Transaction on the Advisor’s profitability. Notwithstanding the foregoing, the Independent Directors considered the obligations of Wasatch to purchase the shares in Wasatch of Mr. Stewart and other personnel and the impact of this obligation on the Advisor’s cash flow.

In addition to reviewing the Advisor’s profitability, the Directors also reviewed the Advisor’s relative profitability compared to publicly available information concerning unaffiliated advisers. However, the Independent Directors recognized the difficulties in comparing the profitability of various advisors given that individual fund or product line profitability of other advisers generally is not publicly available and the profitability information that is available for certain advisers or management firms may not be representative of the industry and may be affected by numerous factors including the structure of the particular adviser, the types of funds managed, its business mix, expense allocations, and the adviser’s capital structure and cost of capital. The Independent Directors noted that the Advisor’s profitability is within a reasonable range compared to the peer group of unaffiliated advisers. Based on their review, the Independent Directors were satisfied that the Advisor’s level of profitability from its relationship with each Fund was not unreasonable in light of the services provided.

The Directors also noted that during the past year the Advisor’s revenues have shrunk significantly due to reductions in assets under management caused by the generally poor market for equities and shareholder withdrawal. The Directors also discussed the Advisor’s response to this reduction in revenue which included, among other things, reductions in administrative staff (but not reductions in research personnel) and significant salary freezes and reductions for Advisor employees. The Directors carefully considered the impact, if any, of these reductions on the Advisor’s profitability and on the respective Funds. With respect to the Sub-Advisors, although a profitability analysis was not available, the Independent Directors received certain financial statements of the Sub-Advisors. Given that the Sub-Advisors’ fee is at the low end of their respective fee schedules, the fact that the sub-advisory fee is established through arm’s length negotiations, and the range of fees the Sub-Advisor assesses to other clients, the Independent Directors concluded that HIMCO’s and 1st Source’s profitability from its relationship with the U.S. Treasury Fund and Income Fund, respectively, is not unreasonable.

In addition to the above, the Independent Directors also considered that the Advisor benefits from soft dollar arrangements whereby it receives brokerage and research services from brokers that execute a Fund’s purchases and sales of securities, as described in further detail below.

D. Economies of Scale and Whether Fee Levels Reflect These Economies of Scale

In reviewing advisory fees, the Independent Directors recognized that the advisory fee schedules for the Funds do not contain breakpoints that reduce the fee rate on assets above certain levels. With respect to funds investing in small and micro-cap companies (including, the Emerging Markets Small Cap, International Opportunities, Micro Cap, Micro Cap Value, Small Cap Growth, Small Cap Value, Core Growth, Global Opportunities, International Growth and Ultra Growth Funds), the Independent Directors recognized that the economies of scale and profit potential that may be achieved may be limited. In this regard, the Independent Directors were aware that it is more difficult to replicate performance in the small and micro-cap funds at larger asset sizes and therefore, as noted above, a Fund may be closed to new and/or existing shareholders from time to time. This practice enhances the Advisor’s focus on achieving performance by maintaining assets at levels it can effectively manage but may limit economies of scale derived from a larger asset base. The Independent Directors, as noted, also recognized that this practice may limit the Advisor’s profit potential from earning additional fees on a larger asset base and expose the Advisor to reduced revenues caused by asset outflows when Funds are closed to investors. The Independent Directors also noted the costs associated with the Advisor’s research intensive investment approach. With respect to the larger-cap Funds, the Independent Directors further recognized the Advisor’s position that to the extent economies of scale exist, the proposed level of advisory fee reflects such economies of scale. In addition, the Independent Directors recognized the reduction in assets under management of the Funds during the past year and the corresponding impact on the Advisor to reimburse fees pursuant to its expense limitation agreement discussed above. Considering the factors above, the Independent Directors concluded the absence of breakpoints was acceptable and that such economies as exist are adequately reflected in the Advisor’s fee structure.

E. Indirect Benefits

In evaluating fees, the Independent Directors also considered any indirect benefits or profits the Advisor or its affiliates may receive as a result of its relationship with the Funds. In this regard, the Independent Directors considered that the Advisor benefits from soft dollar arrangements pursuant to which it receives research from brokers that execute the applicable Fund’s brokerage transactions. The Advisor may receive soft dollar benefits from each Fund, subject to the exceptions noted below for the sub-advised Funds. The Independent Directors reviewed information regarding the soft dollar arrangements including, among other things, the commissions paid, the research credits earned and the services provided. Further, the Independent Directors at prior meetings have had extensive discussions regarding the soft dollar arrangements. The Independent Directors recognized that soft dollar arrangements provide benefits to the Advisor derived from a Fund’s transactions by obtaining research that it would otherwise have to acquire with hard dollars. Accordingly, the Advisor’s profitability would be somewhat lower if it did not receive the research services pursuant to soft dollar arrangements. With respect to the Sub-Advisors, the Independent Directors recognized that HIMCO currently does not have soft dollar arrangements although 1st Source may benefit from soft dollar arrangements. The Independent Directors took these “fall out” benefits, if any, into account when reviewing the level of advisory or sub-advisory fees.

F. Approval

The Independent Directors did not identify any single factor discussed previously as all-important or controlling. The Independent Directors, including a majority of Independent Directors, concluded that the terms of the New Advisory Agreement for each Fund, the New HIMCO Sub-Advisory Agreement for the U.S. Treasury Fund, and the New 1st Source Sub-Advisory Agreement for the Income Fund were fair and reasonable, that the Advisor’s and Sub-Advisors’ fees are reasonable in light of the services provided to the respective Fund, and that the New Advisory Agreement should be and was approved on behalf of each Fund and the New Sub-Advisory Agreements should be and were approved on behalf of the U.S. Treasury Fund and the Income Fund, respectively.

Approval of Interim Agreements

At the Meeting on November 19, 2009, the Board, including the Independent Directors, also unanimously approved the Interim Advisory Agreements, the Interim HIMCO Sub-Advisory Agreement and Interim 1st Source Sub-Advisory Agreement (the Interim HIMCO Sub-Advisory Agreement and Interim 1st Source Sub-Advisory Agreement are collectively, the “Interim Sub-Advisory Agreements”). If necessary to ensure continuity of advisory services, the Interim Advisory Agreements and Interim Sub-Advisory Agreements will take effect upon the closing of the Transaction. The terms of each Interim Advisory Agreement and Interim Sub-Advisory Agreement are substantially identical to those of the corresponding Prior Advisory Agreement and Prior Sub-Advisory Agreement, respectively, except for the effective date, termination and escrow provisions required under applicable law. In light of the foregoing, the Board, including the Independent Directors, unanimously determined that the scope and quality of services to be provided to the Funds under the respective Interim Advisory Agreement and Interim Sub-Advisory Agreement are at least equivalent to the scope and quality of services provided under the applicable Prior Advisory Agreement and Prior Sub-Advisory Agreement.”

7. Comment: Proposal 5 relates to the Approval of an Agreement and Plan of Reorganization and Redomiciliation. Rule 18f-2 under the 1940 Act requires that any matter required to be submitted by the provisions of the 1940 Act or of applicable State law, or otherwise, to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon less approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter. Please explain how the Registrant will comply with this Rule if Proposal 5 is approved by an affirmative vote of a majority of the outstanding shares of the Funds in the aggregate and not by individual Fund.

Response: After further consideration, to avoid any ambiguity, the Company has determined that Proposal 5 will be acted upon by each series of the Company separately. The proxy statement will be revised accordingly.

You requested that the Registrant make certain representations concerning the Proxy Statement and the response being made to the comments received. These representations are included as Appendix A to this letter.

Please call me at (617) 662-3968 if you have any further questions.

Very truly yours,

/s/ Julie Tedesco
Julie Tedesco

cc:	R. Biles

Appendix A

[Wasatch Funds Letterhead]

Via EDGAR Correspondence

December 28, 2009

Mr. Christian Sandoe

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds, Inc. (“Registrant”)
File Nos. 033-10451, 811-04920

Dear Mr. Sandoe:

In connection with a response being made on behalf of Wasatch Funds, Inc. (“Registrant”) to comments you provided with respect to the Proxy Statement for the Registrant on December 23, 2009 (“Proxy Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Proxy Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Proxy Statement reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Proxy Statement; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on December 23, 2009. Please do not hesitate to contact the undersigned at (801) 415-5519 if you have any questions concerning the foregoing.

Sincerely,

/s/ Russell L. Biles
Russell L. Biles

cc:	J. Tedesco

A-1